FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York – AG   February 23, 2015
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Announces Financial Results for Q4 and Year End 2014

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or "First Majestic") is pleased to announce the consolidated financial results for the Company's fourth quarter and year ended December 31, 2014. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Q4 HIGHLIGHTS

- Silver equivalent production of 4.2 million ounces, representing a 24% increase compared Q4 2013.
- Silver production of 3.1 million ounces, representing a 12% increase compared to Q4 2013.
- All-in Sustaining costs of $14.43 per payable silver ounce, representing a significant 27% reduction compared to the prior quarter.
- Revenues after smelting and refining costs amounted to $72.5 million, representing a 23% increase compared to Q4 2013.
- Adjusted net earnings (non-GAAP) normalized for non-cash items was $4.2 million or $0.04 per share.
- Cash flow from operations of $21.1 million or $0.18 per share (non-GAAP).
- Non-cash impairment charge of $102.0 million related to certain non-current assets at specific mines resulting in a net loss of $64.6 million in Q4 2014.

2014 HIGHLIGHTS

- Silver equivalent production of 15.3 million ounces, representing a 19% increase compared to 2013.
- Silver production of 11.7 million ounces, representing a 10% increase compared to 2013.
- All-in Sustaining costs of $17.71 per payable silver ounce and expected to trend substantially lower for 2015.
- Revenues were $245.5 million representing a 2% decrease compared to 2013 despite a 19% decline in average realized silver price.
- Adjusted net earnings were $7.9 million or $0.07 per share for the year.
- Cash flow from operations of $74.4 million or $0.63 per share.
- General and Administrative costs of $19.4 million, representing a 22% decrease compared to 2013.
- Ended the year with cash and cash equivalents of $40.3 million, down from $54.8 million in 2013.

"In 2014, First Majestic delivered another year of record production totaling 15.3 million silver equivalent ounces representing a 19% increase from 2013," said Keith Neumeyer, President and CEO of First Majestic. "Our Q4 financial results demonstrate that our cost savings plan launched in 2013 is having a positive impact on operating cash flows as well as significantly reducing our all-in sustaining costs. The mines have shown tremendous operational improvements over the past year. In particular, Del Toro has become a shining star in our portfolio following the successful reconfiguration of the mill in the second and third quarter and the connection to the National power grid in late September 2014. San Martin is breaking production records following its recent expansion as mining grades and plant recoveries have exceeded expectations. For 2015, our focus will be to continue to attack costs at every level of the business by leaving no stone unturned and deliver to our shareholders another solid year of operational improvements."

2014 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

HIGHLIGHTS	Fourth Quarter 2014	Fourth Quarter 2013	Change	Year to Date 2014	Year to Date 2013	Change
Operating						
Ore Processed / Tonnes Milled	**683,528**	701,617	(3%)	**2,613,411**	2,741,717	(5%)
Silver Ounces Produced	**3,074,567**	2,746,598	12%	**11,748,721**	10,641,465	10%
Silver Equivalent Ounces Produced	**4,247,527**	3,421,161	24%	**15,257,958**	12,791,527	19%
Cash Costs per Ounce[1]	**$8.51**	$9.66	(12%)	**$9.58**	$9.35	2%
All-in Sustaining Cost per Ounce[1]	**$14.43**	n/a	n/a	**$17.71**	n/a	n/a
Total Production Cost per Ounce[1]	**$10.68**	$11.11	(4%)	**$11.68**	$10.36	13%
Total Production Cost per Tonne[1]	**$47.15**	$42.69	10%	**$49.47**	$39.29	26%
Average Realized Silver Price per Ounce ($/eq. oz.)[1]	**$16.30**	$20.61	(21%)	**$18.69**	$23.08	(19%)
Financial						
Revenues ($ millions)	**$72.5**	$59.0	23%	**$245.5**	$251.3	(2%)
Mine Operating Earnings ($ millions)[2]	**$5.8**	$14.3	(59%)	**$30.2**	$92.3	(67%)
Net Loss ($ millions)	**($64.6)**	($81.2)	21%	**($61.4)**	($38.2)	(61%)
Operating Cash Flows before Movements in Working Capital and Income Taxes ($ millions)[2]	**$21.1**	$20.4	3%	**$74.4**	$137.3	(46%)
Cash and Cash Equivalents ($ millions)	**$40.3**	$54.8	(26%)	**$40.3**	$54.8	(26%)
Working Capital ($ millions)[1]	**($2.9)**	$32.8	(109%)	**($2.9)**	$32.8	(109%)
Shareholders						
Loss per Share ("EPS") - Basic	**($0.55)**	($0.69)	21%	**($0.52)**	($0.33)	(60%)
Adjusted EPS[1]	**$0.04**	$0.05	(33%)	**$0.07**	$0.56	(88%)
Cash Flow per Share[1]	**$0.18**	$0.17	3%	**$0.63**	$1.17	(46%)
Weighted Average Shares Outstanding for the Periods	**117,543,961**	117,030,825	0%	**117,444,276**	116,935,325	0%

(1) The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2) The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

FINANCIAL RESULTS

The Company generated revenues of $72.5 million in the fourth quarter of 2014, an increase of $13.5 million or 23% compared to $59.0 million in the fourth quarter of 2013. The increase in revenue was primarily due to the sale of approximately 934,000 ounces of silver that were previously held as inventory at the end of the third quarter. Revenues for the full year 2014 were $245.5 million, a decrease of $5.8 million compared to 2013, as record production in 2014 resulted in a 21% increase in payable equivalent silver ounces sold but offset by a 19% decrease in average realized silver price per ounce compared to 2013.

Mine operating earnings were $5.8 million in the fourth quarter of 2014 compared to $14.3 million in the fourth quarter of 2013. The Company recognized mine operating earnings of $30.2 million in 2014, a decrease of 67% compared to $92.3 million in 2013. The decrease in mine operating earnings was primarily attributed to a 19% decline in average realized silver price per ounce during the year, higher production cost during the ramp up of the Del Toro mine, and $17.1 million increase in depletion, depreciation and amortization expense primarily due to 123% increase in production from the new Del Toro mine.

Net loss after taxes for the fourth quarter and year end 2014 was $64.6 million and $61.4 million respectively, compared to net loss after taxes of $81.2 million and $38.2 million in the comparative periods of 2013. Net loss in the current period was attributed to non-cash impairment charges totalling $102.0 million consisting of $58.7 million at La Guitarra, $21.7 million at San Martin and $21.6 million at Del Toro, before taxation effects.

In the fourth quarter, operating cash flows before movements in working capital and income taxes were $21.1 million ($0.18 per share), compared to $20.4 million ($0.17 per share) in the fourth quarter of 2013. The increase in cash flow per share was primarily attributed to higher production, offset by a decrease in mine operating earnings which were affected by a 21% decline in average realized silver prices compared to the prior quarter. For the full year 2014, operating cash flows decreased 46% from $137.3 million ($1.17 per share) in 2013 to $74.4 million ($0.63 per share) in 2014 primarily due to lower margins as a result of a 19% decrease in average annual realized silver prices.

The Company ended 2014 with a healthy $40.3 million in cash and cash equivalents compared to $54.8 million at the end of 2013. The Company is currently in open discussions with various financial partners to reduce or extend payments on certain current liabilities in order to strengthen the working capital position. Based on the Company's current operating plan, the Company believes it has sufficient financial resources, combined with cash flows from operations, to meet its ongoing requirements.

OPERATIONAL RESULTS

The Company achieved another quarterly production record totaling 3,074,567 ounces of silver and 4,247,527 of silver equivalent ounces. This compares to 2,746,598 ounces of silver and 3,421,161 of silver equivalent ounces in the fourth quarter of 2013, representing an increase of 12% and 24%, respectively. The increase in production was primarily attributed to the ramp up of the Del Toro mine and the mill expansion at San Martin; offset by a decrease in production at La Encantada due to less tonnage milled relating to the processing of only fresh mined ore versus a blend with old tailings

Annual production in 2014 reached a record of 15,257,958 of silver equivalent ounces, in line with the Company's previous guidance of 14.8 million to 15.6 million ounces of silver equivalents. On a year over year basis, annual production increased 19% compared to 12,791,527 silver equivalent ounces produced in 2013. Silver production also increased 10% to 11,748,721 ounces compared to 10,641,465 ounces of silver in 2013. Higher production for the year was primarily attributed to the ramp up of the Del Toro Silver Mine, which increased silver equivalent production by 90% compared to the prior year. In addition, the San Martin Silver Mine, which completed the expansion of its plant milling capacity in 2014, increased its silver equivalent ounces by 55% compared to the prior year.

Del Toro, the Company's newest silver mine, achieved record quarterly production of 817,754 silver ounces and 1,264,751 silver equivalent ounces, an increase of 65% and 77%, respectively, compared to the previous quarter. The mine had a challenging year as it encountered numerous operational issues during ramp up such as metallurgical issues with transitional ores, a delay in connecting the new power line, and higher production costs due to lower than expected production. With the decision to process all ore through the flotation plant to improve economics, cost cutting measures and successful completion of the power line at the end of September, Del Toro is back on track and is estimated to produce 3.7 to 4.2 million equivalent silver ounces including 2.6 to 2.9 million silver ounces in 2015 at a cash cost per ounce of $9.39 to $9.96 per ounce.

At San Martin, the Company completed its mill expansion in 2014 and achieved milling throughput of 1,051 tpd during the fourth quarter of 2014. As a result of improvements in throughput, head grade and recoveries, San Martin achieved a record production of 2,118,261 equivalent ounces in 2014, a 55% increase from the 1,370,890 equivalent ounces in the prior year.

COSTS AND CAPITAL EXPENDITURES

Consolidated cash costs per ounce in the fourth quarter were $8.51 compared to $9.66 in the fourth quarter of 2013. The decrease in cash cost per ounce compared to the prior year was primarily attributed to economies of scale from higher production at the Del Toro and San Martin mines. For the full year, cash costs increased slightly to $9.58 per ounce compared to $9.35 per ounce in 2013, or 5% higher than annual guidance. The increase in cash costs was primarily due to higher production costs at La Encantada due to the increased extraction rate of high-grade underground mine ore versus the mining costs associated with reprocessing low-grade old tailings in the prior year. Also, additional diesel and generator rental costs were incurred in the first nine months of the year at Del Toro due to delays in the connection of the 115 kV power line and higher than expected smelting and refining costs due to penalty costs for impurities as the mill refined its metallurgical process.

All-in Sustaining costs (AISC) for the fourth quarter and full year 2014 were $14.43 and $17.71 per ounce, respectively. Quarter over quarter, consolidated AISC decreased to $14.43 per payable silver ounce, representing a significant 27% reduction compared to $19.89 per ounce in the third quarter of 2014. This major improvement is a result of economies of scale attributed to production improvements from Del Toro, San Martin and La Guitarra mines. In addition, the Company has started to see cost savings materialized from the new power line at Del Toro and ongoing re-negotiation with suppliers and contractors plus continued lay-offs.

The following table is an AISC summary of the quarter over quarter improvement by mine and full year 2014:

Mine	Q4 2014	Q3 2014	Q/Q change	FY 2014
La Encantada	**$17.76**	$17.32	3%	$15.50
La Parrilla	**$11.09**	$11.77	-6%	$11.54
Del Toro	**$10.16**	$25.39	-60%	$18.79
San Martin	**$9.54**	$14.11	-32%	$14.01
La Guitarra	**$17.21**	$27.74	-38%	$21.16
Total:	**$14.43**	$19.89	**-27%**	$17.71

Del Toro has shown significant improvements compared to the previous quarter. During the fourth quarter, Del Toro's AISC was reduced significantly to $10.16 per ounce, representing a dramatic decrease of 60% compared to the prior quarter, as the mine realized consistent and efficient energy fully sourced from the new 115 kV power line. This has resulted in lower costs, higher production and improved economics with the decommissioning of portable diesel power generation units. In addition, the use of new reagents and implementation of the new regrinding circuit has dramatically improved metallurgical recoveries for both silver and lead.

Capital expenditures in the fourth quarter were $24.4 million, primarily consisting of $9.8 million at La Encantada, $7.1 million at Del Toro, $2.9 million at La Parrilla, $2.9 million at La Guitarra and $1.1 million at San Martin. Compared to the previous quarter, capital expenditures decreased 18% due to cost cutting measures.

Throughout 2014, the Company's total capital expenditures were $113.5 million which consisted of mine development, exploration, construction and expansion projects and acquisitions of new mining equipment. As previously announced, the Company plans to invest a total of $75.6 million in 2015 on sustaining and expansionary capital. The 2015 annual budget implies an estimated 33% reduction in total capital expenditures following the completion of numerous capital intensive growth projects in 2014.

2015 GUIDANCE

In 2015, First Majestic aims to maintain its status as one of silver industry's purest and highest margin producers. The focus of the Company will be on operational efficiency and cash flow generation to ensure profitability in a low silver price environment. Based on the fourth quarter results and managements improved outlook, the Company is projecting its 2015 AISC to be within a range of $13.96 to $15.48 per ounce, or $13.50 to $14.96 per ounce after excluding non-cash items such as share-based payments and accretion of reclamation costs. Annual silver production is expected to increase to a new record range of 11.8 million to 13.2 million ounces (or 15.3 million to 17.1 million silver equivalent ounces), due to the following:

- Del Toro is expected to reach 3.7 to 4.2 million silver equivalent ounces with improvements to optimize throughput and metallurgical recoveries, compared to 3.7 million silver equivalent ounces in 2014;
- An upgrade and expansion of the crushing and grinding area at La Encantada is expected to increase operations to 3,000 tpd and production to 4.0 to 4.5 million silver equivalent ounces; and
- At La Guitarra, the underground development of the El Coloso area is expected to result in higher silver grades to be extracted and processed in 2015.

The following is a summary of the Company's 2015 outlook by producing mines:

Anticipated Operating Parameters	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Tonnes processed ('000s)	**839 - 938**	**645 - 721**	**556 - 622**	**347 - 388**	**160 - 179**	**2,547 - 2,848**
Silver ounces ('000s)	**4,028 - 4,502**	**2,624 - 2,933**	**2,555 - 2,856**	**1,774 - 1,982**	**794 - 887**	**11,775 - 13,160**
Gold ounces	-	595 - 662	-	3,909 - 4,368	5,030 - 5,622	9,534 - 10,652
Pounds of lead ('000s)	-	15,142 - 16,924	21,014 - 23,486	-	-	36,156 - 40,410
Pounds of zinc ('000s)	-	13,515 - 15,105	-	-	-	13,515 - 15,105
Silver equivalent ounces ('000s)	**4,028 - 4,502**	**4,326 - 4,835**	**3,733 - 4,172**	**2,049 - 2,291**	**1,149 - 1,284**	**15,285 - 17,084**
Average silver grade (g/t)	249	156	199	209	182	205
Average recoveries (%)	60%	79%	72%	76%	85%	71%
Cash cost per ounce	**$8.73 - $9.11**	**$5.72 - $6.36**	**$9.39 - $9.96**	**$9.43 - $10.15**	**$8.18 - $9.83**	**$8.29 - $9.22**
Sustaining capital per ounce	**$2.25 - $2.51**	**$5.34 - $5.96**	**$2.94 - $3.29**	**$3.25 - $3.63**	**$5.11 - $5.72**	**$3.49 - $3.91**
Expansionary capital per ounce	**$1.90 - $2.13**	**$2.41 - $2.69**	**$2.24 - $2.50**	**$1.70 - $1.90**	**$5.97 - $6.67**	**$2.41 - $2.70**
Production cost per tonne	**$39.07 - $40.89**	**$40.29 - $42.66**	**$51.28 - $53.76**	**$58.74 - $62.36**	**$53.48 - $61.22**	**$45.63 - $49.82**

*Metal average price assumptions for calculating equivalents: Silver $17.00/oz, Gold $1,200/oz, Lead $0.95/lb, Zinc $1.02/lb

CONFERENCE CALL AND WEBCAST

A conference call and webcast will be held Wednesday, February 25, 2015 at 11:00 a.m. PST (2:00 p.m. EST) to review and discuss the financial results. To participate in the conference call, please dial the following:

Toll Free Canada & USA:	**1-800-319-4610**
Outside of Canada & USA:	**1-604-638-5340**
Toll Free Germany:	**0800 180 1954**
Toll Free UK:	**0808 101 2791**

Participants should dial in 10 minutes prior to the conference.

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.